Exhibit 4.4

Taro Pharmaceutical Industries Ltd.

Compensation Policy for Office Holders

(effective December 14, 2020)

1. Introduction and Establishment

1.1 Taro Pharmaceutical Industries Ltd. (hereinafter: “Taro” or the “Company”) is a multinational, science-based pharmaceutical company, operating primarily in the United States, Canada and Israel, through three entities: (i) Taro Israel, and two of its subsidiaries, (ii) Taro Pharmaceuticals Inc. (Taro’s indirect Canadian subsidiary) and (iii) Taro Pharmaceuticals U.S.A., Inc. (Taro’s U.S. subsidiary). Operating in an intensely competitive pharmaceutical industry, the Company develops, manufactures and markets generic and branded prescription and over-the-counter pharmaceutical products. Taro competes with the original manufacturers of the brand-name, other generic drug manufacturers and manufacturers of new drugs that may compete with the Company’s generic drugs. Many of Taro’s competitors have greater financial, production and research and development resources, substantially larger sales and marketing organizations, and substantially greater name recognition. Because the pharmaceutical industry in which Taro operates is science based, it is imperative that Taro attract and retain qualified personnel, including management personnel, in order to develop new products and compete effectively. The Company’s compensation practices are therefore aimed at retaining key personnel, including management members.

1.2 Taro’s 2020 Compensation Policy for Office Holders (this “Compensation Policy” or this “Policy”) is set forth in this document. Upon approval at the 2020 Annual General Meeting of Shareholders, the Policy will become effective as of December 14, 2020 (the “Effective Date”) and will remain in effect for a maximum period of three years from the Effective Date, as provided under the Israeli Companies Law, 5759-1999 (the “Companies Law”), unless terminated earlier by the Company’s board of directors (the “Board”).

2. Purpose

2.1 The Compensation Policy seeks to promote the Company’s objectives and its short and long term business plans, and create appropriate incentives for the Company’s Office Holders (as defined in Section 3.1), by:

2.1.1 Linking pay to performance, thereby aligning the Office Holders’ interests with those of the Company and its stakeholders;

2.1.2 Acting to ensure that the Office Holders are aligned in achieving the Company’s short and long term financial and strategic objectives; and

2.1.3 Enabling the Company to attract, retain, reward and motivate highly skilled Office Holders.

3. Applicability

3.1 The Compensation Policy shall apply to any “Office Holder”, as defined under the Companies Law (each, an “Office Holder”), consisting of the following: a Director, the chief executive officer, an executive or senior vice president, a vice president, any person fulfilling or assuming any of the foregoing positions without regard to such person’s title and any manager who is directly subordinate to the chief executive officer. As of the adoption of this Policy, in addition to the seven non-employee members of our Board, the Company considers an additional sixteen individuals to be Office Holders, subject to change based on the approval of the compensation committee of the Board (the “Compensation Committee” or “Committee”) and the Board in the event of any Company organizational structure change.

3.2 The Compensation Policy is intended to apply to the Office Holders serving in the Company at the date of its entry into force and all Office Holders who will commence their service with the Company while the Policy is in effect.

3.3 For clarity, Section 6 of this Compensation Policy is intended to apply to all Officer Holders other than non-management Directors (each, a “Management Office Holder”) and Section 8 of this Compensation Policy is intended to apply to all Officer Holders that are non-management Directors (each, a “Non-Management Director”). The chief executive officer of the Company is intended to be Management Officer Holder and not a Non-Management Director as referenced above, whether or not a director of the Company.

4. Principles of the Compensation Policy

4.1 The Company has established this Compensation Policy in accordance with the following considerations:

4.1.1 Promoting the Company’s strategic objectives, work plans and policies in order to enhance both long term and short term value for all of Taro’s stakeholders.

4.1.2 Creating appropriate incentives for the Office Holders of the Company, taking into consideration the Company’s risk management strategies.

4.1.3 The size of the Company and the nature and scope of its activities.

4.1.4 With respect to variable components – the contribution of the Office Holder to the achievement of the Company’s objectives and the maximization of its profits, by balancing long term considerations with short term considerations and in accordance with the position of the Office Holder.

4.2 In determining an Office Holder’s compensation, the following criteria, among others, will be examined:

· The Office Holder’s education, qualifications, skills, professional experience and achievements.

· The Office Holder’s position and areas of responsibility, the impact associated with, and scope of, the Office Holder’s position, and the Office Holder’s previous salary arrangements with the Company.

· The difference between the annual cost of the employment terms of the Office Holder and the average and median annual salary of Taro’s employees and outsourced service providers, by geographic location, as well as whether such disparity has an effect on employment relations at the Company.

· The ratio between the variable compensation components and the fixed compensation components.

· Compensation practices of other companies that are active in similar markets.

4.3 As of the Effective Date of this Compensation Policy, all existing employment agreements and employment terms of the Company’s Office Holders are consistent with this Compensation Policy, its principles and guidelines.

5. Compensation Committee Responsibility

5.1 The Compensation Committee of the Board is responsible for reviewing the Company’s compensation policies (including the Compensation Policy) in light of the Company’s compensation philosophy expressed and adopted by the Board from time to time. The Committee also evaluates the performance of the Company’s Office Holders, makes recommendations to the Board regarding the compensation of the Office Holders (including Directors), and reviews any organizational restructuring pertaining to the roles, responsibilities and selection of Office Holders.

5.2 The Committee is responsible for ensuring that any arrangement between the Company and a Director as to such Director’s terms of service (including, if applicable, employment), is generally consistent with this Compensation Policy. Any such arrangement generally requires the approval of the Committee, and subject to such approval and a favorable recommendation by the Committee, also requires Board and shareholder approval.

6. Components of the compensation of Management Office Holders

The compensation of Management Office Holders may include the following components:

6.1 Base salary, social and other benefits (“Fixed Compensation”)

6.2 The base salary of Management Office Holders shall be determined based on the following:

6.2.1 The factors specified in Section 4.2 above.

6.2.2 Executive compensation survey (benchmark) of companies operating in similar industries and/or with similar financial performance, per geographic location.

6.2.3 A performance review and performance based merit increase process conducted by the Committee, which, subject to the parameters specified in Section 4.2 and Section 6.2.2, may result in an adjustment to base salary in an amount that does not exceed 20% of the base salary prior to such adjustment.

6.3 Fixed Compensation may include additional benefits. In light of the Company’s global nature and the fact that its Management Office Holders are employed in geographic locations worldwide (US, Canada and Israel), under different legal systems, social benefits shall be adjusted according to the local laws, and customary employment terms. Management Office Holders shall be eligible to participate in and receive benefits from the standard and customary benefit plans provided to the Company’s employees.

Fixed Compensation may include any of the following additional benefits (including gross-up of the benefit value of any of the following for tax purposes):

(a) Pension

(b) Education fund

(c) Severance pay

(d) Manager's insurance (for Israel employees)

(e) Employer’s allocations for 401(k) funds (for US employees) or RRSP funds (for Canada employees)

(f) Medical insurance (general, prescription, vision and dental), life insurance, including with respect to immediate family members, and accidental death/dismemberment insurance

(g) Disability insurance

(h) Periodic medical examination

(i) Leased car or company car (as well as related expenses), or the value of the use of a car, or transportation allowance

(j) Telecommunication and electronic devices and communication expenses, including cellular telephone and other devices, personal computer/laptop, internet, etc. or the value of the use of such device

(k) Paid vacation, including, if applicable, redemption of accrued unused vacation

(l) Sick days

(m) Holiday and special occasion gifts

(n) Recuperation pay

(o) Expense reimbursement

(p) Payments or participation in relocation and related costs, perquisites and expenses

(q) COBRA (for US employees)

(r) Change-of-control provisions

(s) Loans or advances (to the extent permitted under applicable law)

(t) Professional or academic courses or studies

(u) Newspaper or online subscriptions

(v) Professional membership dues or subscription fees

(w) Professional advice or analysis (such as pension, insurance and tax)

(x) Other benefits generally provided to Company employees (or any applicable affiliate or division)

(y) Other benefits or entitlements mandated by applicable law

6.4 In addition, to attract qualified talent in the competitive employment markets in which the Company operates, on a limited, case by case basis, an Management Office Holder may be eligible to receive a sign-on bonus, at the discretion of the Committee and the Board, that is generally three (3) months or less of base salary, but in no event shall exceed six (6) months’ base salary, and, subject to applicable law, the Company will have the authority to recover all or a portion of any sign-on bonus paid to an Management Office Holder in the event of the Management Office Holder’s voluntary separation within a specified period of time of joining the Company.

6.5 Annual Cash Bonus Plan

6.5.1 An Management Office Holder’s compensation may include an annual cash bonus (“Bonus”) based upon the Company’s, business unit’s (if applicable), and individual’s, achievement of defined performance objectives for each Performance Period, as defined in Section 6.5.2, subject to the receipt of all approvals required by applicable law and to the terms of the Compensation Policy.

6.5.2 The “Performance Period” shall mean April 1 through March 31 of each applicable fiscal year (which dates represent the start and finish of the Company’s fiscal year).

6.5.3 Subject to the parameters specified in Section 4.1.4, the target annual cash bonus for Management Office Holders, excluding the chief executive officer, for one hundred percent (100%) achievement of Company, business unit, as applicable, and individual performance objectives (the “Target Bonus”) will be no less than fifteen percent (15%) and no more than forty percent (40%) of base salary, calculated on a pro-rata basis for any partial Performance Period worked.

6.5.4 The Target Bonus for the chief executive officer will be no more than fifty percent (50%) of base salary, calculated on a pro-rata basis for any partial Performance Period worked.

The Target Bonus Amounts of Management Office Holders can be summarized as follows:

Target Bonus Amounts of Management Office Holders
Title of Officer	Target Bonus (as a % of Base Salary)
Chief Executive Officer	Up to 50% of Base Salary
All Other Management Office Holders	15%-40% of Base Salary

6.5.5 The Target Bonus for an Management Office Holder, other than one who serves in a sales and marketing leadership capacity having profit and loss responsibility for a defined commercial segment(s) of the Company’s business and as designated by the Compensation Committee as such (such excluded Management Office Holders, “Commercial Office Holders”), is comprised of two components (which shall be allocated relative proportional weight as described in Section 6.5.6 below): (i) Company achievement of budgeted net sales, budgeted earnings before taxes (“EBT”), and percent of relative sales growth as compared to market peers (these three types of Company-wide achievement, collectively, “Company Performance”) and (ii) individual achievement of personal objectives (“Individual Performance”) as specified in Section 6.5.12.4.

6.5.6 The Bonus for an Management Office Holder, other than a Commercial Office Holder, will be based seventy-five percent (75%) on Company Performance and twenty-five percent (25%) on Individual Performance, which proportions may be adjusted at the discretion of the Compensation Committee, subject to Board approval.

6.5.7 The Target Bonus for a Commercial Office Holder is based on achievement in each of the following three categories (based on the relative proportions described in Section 6.5.8 below): (i) Assigned business unit(s) achievement of the combined parameters of budgeted net sales, budgeted earnings before taxes (“EBT”), and percent of relative sales growth as compared to business unit(s) peers, (these three types of business-unit(s) wide achievement, collectively, “Business Unit Performance”), as described in Section 6.5.10, (ii) Company achievement of budgeted net sales, budgeted earnings before taxes (“EBT”), and percent of relative sales growth as compared to market peers (these three types of Company-wide achievement, collectively, “Company Performance”), as described in Section 6.5.9, and (iii) individual achievement of personal objectives (“Individual Performance”) as specified in Section 6.5.11.

6.5.8 The Bonus for a Commercial Office Holder will be based fifty percent (50%) on Business Unit Performance, twenty-five percent (25%) on Company Performance, and twenty-five percent (25%) on Individual Performance, which proportions may be adjusted at the discretion of the Compensation Committee, subject to Board approval.

The criteria used for calculating Target Bonus Amounts of Management Office Holders can be summarized as follows:

Performance Criteria for Calculating Target Bonus Amounts of Management Officers
Category of Office Holder	Criteria
Commercial Office Holders	Business Unit Performance: 50%; Company Performance: 25% Individual Performance: 25%
All Other Management Office Holders	Company Performance: 75% Individual Performance: 25%

6.5.9 Determining Bonus Linked to Company Performance

6.5.9.1 A minimum of 90% achievement of a combination of the Company’s budgeted net sales and budgeted EBT targets, with each given equal weight, (“Company Threshold Performance”) must be met for Management Office Holders to be eligible to receive the Company Performance component of the Bonus. If the Company Threshold Performance is not met, then the Management Office Holder, other than Commercial Office Holders, will only be eligible for the Individual Performance component of the Bonus, subject to and determined by achievement of defined individual objectives as specified in Section 6.5.11. For Commercial Office Holders, if the Company Threshold Performance is not met, then the Commercial Office Holder will be eligible for the Business Unit Performance component of the Bonus (subject to the achievement of BU Threshold Performance as specified in Section 6.5.10.1), and for the Individual Performance component of the Bonus, subject to and determined by achievement of defined individual objectives as specified in Section 6.5.11.

6.5.9.2 Subject to Company Threshold Performance achievement, a payout multiplier will be applied to the Company Performance component of the Target Bonus based on two linked parameters: (i) level of achievement at or greater than Company Threshold Performance and (ii) the percent of relative sales growth as compared to market peers (“Relative Sales Growth”), as specified in Section 6.5.9.6.

6.5.9.3 A minimum payout multiplier of twenty percent (20%) will be applied to the Company Performance component of the Target Bonus for Company Threshold Performance coupled with less than zero percent (0%) of Relative Sales Growth.

6.5.9.4 A maximum payout multiplier of one hundred and fifty percent (150%) will be applied to the Company Performance component of the Target Bonus for combined achievement of budgeted net sales and budgeted EBT, with each given equal weight, of greater than one hundred percent (100%), coupled with a maximum level of achievement of a pre-defined Relative Sales Growth target, as determined annually by the Compensation Committee and the Board.

6.5.9.5 Payouts for Company Performance between the threshold (range from 20% to 75% of the Company Performance component of the Target Bonus, based on Relative Sales Growth achievement), target, and maximum will be determined using a slab approach with payout multipliers applied in a stepwise manner for achievement from threshold to maximum, with accelerated stepwise payout multipliers from target to maximum, subject to the maximum payout multiplier specified in Section 6.5.9.4.

6.5.9.6 The Company will consider the following factors in determining comparable market peer companies for purposes of calculating Relative Sales Growth: (i) annual revenues, (ii) product portfolio, and (iii) markets in which the peer company operates.

6.5.9.7 Consistent with the Compensation Policy, and subject to the limitations set forth herein, the Company may determine the Relative Sales Growth targets each year to accurately reflect market conditions or factors, subject to the approval of the Compensation Committee and Board.

6.5.10 Determining Bonus Linked to Business Unit Performance (Commercial Office Holders)

6.5.10.1 A minimum of 90% achievement of Business Unit Performance (“BU Threshold Performance”) must be met for Commercial Office Holders to be eligible to receive the Business Unit Performance component of the Bonus. If the Business Unit Threshold Performance is not met, then a Commercial Office Holder may be eligible for: (i) the Company Performance component of Bonus, subject to the Company Threshold Performance being met, and (ii) the Individual Performance component of Bonus, subject to and determined by achievement of defined individual objectives as specified in Section 6.5.11.4.

6.5.10.2 Subject to BU Threshold Performance achievement, a payout multiplier will be applied to the Business Unit Performance component of the Target Bonus based on two linked parameters: (i) level of achievement at or greater than BU Threshold Performance and (ii) the percent of relative sales growth as compared to business unit peer(s) (“BU Relative Sales Growth”), as specified in Section 6.5.10.6.

6.5.10.3 A minimum payout multiplier of twenty percent (20%) will be applied to the Business Unit Performance component of the Target Bonus for BU Threshold Performance coupled with less than zero percent (0%) BU Relative Sales Growth.

6.5.10.4 A maximum payout multiplier of one hundred fifty percent (150%) will be applied to the Business Unit Performance component of the Target Bonus for combined achievement of budgeted net sales and budgeted EBT, with each given equal weight, of greater than one hundred percent (100%), coupled with maximum level of achievement of a pre-defined BU Relative Sales Growth target, as determined annually by the Compensation Committee and the Board.

6.5.10.5 Payouts for Business Unit Performance between the threshold (range from 20% to 75% of the Business Unit Performance component of the Target Bonus, based on BU Relative Sales Growth achievement), target, and maximum will be determined using a slab approach with payout multipliers applied in a stepwise manner for achievement from threshold to maximum, with accelerated stepwise payout multipliers from target to maximum, subject to the maximum payout multiplier specified in Section 6.5.10.4.

6.5.10.6 The Company will consider the following factors in determining comparable business unit(s) peer companies for purposes of calculating BU Relative Sales Growth: (i) annual revenues, (ii) product portfolio, and (iii) markets in which the business unit peer company operates.

6.5.10.7 Consistent with this Compensation Policy, and subject to the limitations set forth herein, the Company may determine the BU Relative Sales Growth targets each year to accurately reflect market conditions or factors, subject to the approval of the Compensation Committee and Board.

6.5.11 Determining Bonus Linked to Individual Performance

6.5.11.1 A Management Office Holder’s Bonus will be linked to attainment of individual performance objectives as specified in Section 6.5.11.4.

6.5.11.2 Individual performance objectives for the chief executive officer are determined and approved by the Compensation Committee and the Board based on general objectives approved for the Company as part of its annual work plan.

6.5.11.3 Individual performance objectives for the all other Management Office Holders are directly linked to the general objectives approved for the Company as part of its annual work plan and are approved by the chief executive officer.

6.5.11.4 Individual performance objectives include specified targets or levels of change in one or more of the following business criteria: (i) earnings, including net earnings, total earnings, operating earnings, earnings growth, operating income, earnings before or after taxes, earnings before or after interest, depreciation, amortization, or extraordinary or special items; (ii) revenue, revenue growth, or rate of revenue growth; (iii) sales or sales growth; (iv) operating expenses; (v) cash flow (including, but not limited to, operating cash flow and free cash flow); (vi) operating margin, profit margin, or gross margin; (vii) balance sheet requirements; (viii) implementation or completion of critical projects or processes; (ix) cost or expense targets, reductions and savings, productivity and efficiencies; (x) strategic business criteria, consisting of one or more objectives based on meeting specified market penetration, market share, geographic expansion, customer satisfaction, research and development collaboration, employee engagement, human resources management, information technology, compliance or litigation and goals related to acquisitions, joint ventures and similar transactions; (xi) personal and professional objectives; or (xii) other measures of performance selected by the Compensation Committee and Board.

6.5.11.5 A Management Office Holder’s achievement of Individual Performance Objectives determines his or her performance evaluation score, defined on a multi point scale, for the Performance Period. A payout multiplier, with a minimum of zero percent (0%) and a maximum of one hundred and twenty percent (120%), will be applied to the Individual Performance component of the Target Bonus based on the performance evaluation score. If a Management Office Holder receives a performance evaluation score in the lowest scoring tier for the Performance Period, then he or she will not be entitled to any Bonus for the Performance Period.

6.5.12 Amendment and Termination

6.5.12.1 The Board at any time, and from time to time, may amend the Annual Cash Bonus Plan. The Board or the Compensation Committee at any time, and from time to time, may amend the terms of any Bonus.

6.6 Discretionary Bonus Payments

6.6.1 Notwithstanding the performance criteria specified in Section 6.5 for payment of a Bonus, the Compensation Committee in its sole discretion may grant a smaller Bonus, or no Bonus at all, instead of the Bonus amount determined under Section 6.5, for partial achievement of performance criteria or based on other performance criteria or discretionary criteria, but may not, in any case, grant a Bonus in excess of the maximum Bonus determined under Section 6.5.

6.6.2 In the following situations the Compensation Committee may approve a discretionary bonus payment to a Management Office Holder not to exceed three (3) months of the Management Office Holder’s base salary, upon the recommendation of the Chairman of the Board and subject to approval of the Board of Directors: (i) extraordinary contribution to achievement of Company Performance, (ii) exceptional execution of a business strategy or initiative, (iii) attainment of significant project milestones, and/or (iv) other similar exceptional achievement that creates sustainable value for the Company.

6.6.3 In all events, the final Bonus granted to an Management Office Holder for an applicable Performance Period will be consistent with and subject to the Company’s Compensation Policy then in effect.

6.7 Treatment of Bonus in Case of Separation, Accident, Illness or Death

6.7.1 In the event an of a Management Office Holder’s termination for any reason prior to the payment of the Bonus other than (i) the Management Office Holder’s disabling illness, accident or death, or (ii) involuntary termination due to restructuring, reorganization, reduction in force, or any other reason as determined by the Company, subject to the approval of the Compensation Committee, not by the Employer for Cause, as defined in Section 6.7.3, the Bonus for such Performance Period will be forfeited.

6.7.2 Subject to applicable law, if the Compensation Committee shall find that any Management Office Holder to whom any amount is payable under the annual cash bonus plan is unable to care for his or her affairs because of illness, accident or death, then any payment due to such Management Office Holder or his or her estate (unless a prior claim has been made by a duly appointed legal representative) may, if the Compensation Committee so directs the Company, be paid to his or her spouse, child, relative, an institution maintaining or having custody of such Management Office Holder, or any other person deemed by the Compensation Committee to be an appropriate recipient on behalf of such Management Office Holder otherwise entitled to payment. Any such payment shall be complete discharge of the liability of the Compensation Committee and the Company thereafter.

6.7.3 As used in this Compensation Policy, “Cause” means a good faith determination by the Company of: (i) gross negligence, willful misconduct, or neglect in the performance of the Management Office Holders duties and services as an employee; (b) violation of any material policy of the Company; (c) violation of any federal, state, or local law or regulation in the performance of your employment duties; or (d) conviction of a felony or other crime involving moral turpitude.

6.7.4 In the event of a Management Office Holder’s termination prior to Bonus payment by reason of the Management Office Holder’s voluntary retirement, such Management Office Holder will be eligible to receive the Bonus accordance with the terms set forth in this Compensation Policy and the Bonus payment will be paid to such Management Office Holder at the same time as paid to active Management Office Holders.

6.8 Long Term Variable Compensation

6.8.1 In addition to the annual cash bonus, a Management Office Holder’s compensation may include a long term cash incentive (“Long Term Incentive” or “LTI”) which will consist of a cash award based on achievement of long term performance goals of the Company, subject to the receipt of all approvals required by applicable law and to the terms of the Compensation Policy.

6.8.2 The inclusion of a Long Term Incentive for Management Office Holders shall be determined on a limited case by case basis and, if granted, may differ from one Management Office Holder to another based on the parameters specified in Section 4.2.

6.8.3 The target Long Term Incentive for eligible Management Office Holders will be no less than twenty percent (20%) and no more than forty percent (40%) of base salary, calculated on a pro-rata basis for any partial Performance Period worked, for one hundred percent (100%) achievement of Company and individual performance objectives determined as follows: (i) the achievement of a combination of budgeted net sales and budgeted EBT targets, with each given equal weight, over not less than a three year Performance Period (“LTI Company Performance”), and (ii) individual performance as defined in Section 6.5.11.4 and scored over the same not-less-than three year Performance Period (“LTI Individual Performance”), with the LTI Company Performance and LTI Individual Performance given equal weight.

6.8.4 The LTI Company Performance and LTI Individual Performance payout multipliers applied to the target Long Term Incentive will be capped at a maximum of one hundred and fifty percent (150%).

6.8.5 For eligible Management Office Holders, following the close of each Performance Period, the Company may award a Long Term Incentive for such Performance Period, as determined by the Company, with the approval of the Compensation Committee and the Board. Such Long Term Incentive, to the extent earned, will be paid to the eligible Management Office Holder no earlier than following the financial close of the third Performance Period following the Performance Period for which the Long Term Incentive was awarded.

6.8.6 Except as otherwise provided by the Company, an eligible Management Office Holder will not be entitled to receive any Long Term Incentive cash payment if the Management Office Holder is not employed by and actively working for the Company at the time such Long Term Incentive cash payment is to be paid.

6.8.7 Notwithstanding the above, the Management Office Holder will forfeit all accrued Long Term Incentive cash payments if the Management Office Holder is terminated by the Company for Cause.

6.9 Maximum Variable Compensation

6.9.1 The maximum variable compensation, including the annual cash Bonus, Long Term Incentive and any discretionary payment awarded pursuant to Section 6.6.1, as a percentage of the base salary, may differ from one Management Office Holder to another based on the criteria specified in Section 4.2 above, but, in any case, will not exceed one hundred and fifty percent (150%) of base salary, for each Performance Period.

6.10 Ratio of the Management Office Holder’s compensation to the average and median salary in the Company

6.10.1 Due to the Company’s global operations, the Compensation Committee has taken and will take into consideration while determining the Management Office Holders’ compensation, the fact that the Company’s employees are employed in various countries worldwide, under different terms of employment. Therefore, the Compensation Committee shall consider the relationship between the terms of service and employment of the Management Office Holder and the salary of the other employees of the Company in each Management Office Holder’s geographic location, and in particular the ratio of the total compensation for the Management Office Holders of the Company to the average and median salary of the Company’s employees in each geographic location. The Company estimates that the gap between the compensation of Management Office Holders and other employees, assuming implementation of this Policy, will have no adverse effect on the working relationships in the Company. The possible ramifications of that gap on the daily working environment in the Company were examined and will continue to be examined by the Compensation Committee from time to time in order to ensure that levels of executive compensation, as compared to those of the overall workforce, will not have a negative impact on work relations in the Company.

6.11 Termination Related Terms

6.11.1 Statutory Severance related terms and payments will be made in accordance and subject to the applicable law in each geographic location of the Company’s Management Office Holders, and according to the actual terms of termination determined for each Management Office Holder in his or her employment agreement.

6.11.2 Subject to applicable law, should the Company decide to make termination payments to a departing Management Office Holder, such payments may include, but not exceed an aggregate of fifteen (15) months’ pay for the combined advanced notice period and severance pay.

6.11.3 When considering any termination payments, the Compensation Committee may consider certain criteria, including, but not limited to, the length of the Management Office Holder’s employment period, his or her performance during his or her employment, the circumstances surrounding the termination of employment, etc.

7. Non-Material Amendments to Existing Compensation

7.1 In accordance with Section 1B3 to the Companies Law Regulations (Relief in Transactions With Related Parties), 2000, a non-material change in the terms of compensation of an Office Holder who reports to the chief executive officer will not require the approval of the Compensation Committee, as stated in Section 272(C) to the Companies Law, so long as the change in compensation does not exceed 5% of the annual cost of the Fixed Compensation component, has been approved by the chief executive officer, and is consistent with the terms of this Compensation Policy.

8. Compensation of Non-Management Directors

8.1 The Companies Law regulations generally require an Israeli public company to have at least two external directors with no prior linkage to the company or to any controlling shareholder (“External Directors”).

8.2 External Directors are elected by shareholders for terms of three years.

8.3 For so long as the Company is required to, and actually does, elect External Directors, the compensation of the External Directors shall be fixed in accordance with the Companies Law Regulations (Rules Regarding Remuneration and Expenses for an External Director) 5760-2000 (such compensation, the “External Director Fees”).

8.4 The compensation paid to Non-Management Directors, excluding External Directors governed by External Director Fees, in their capacity as such shall be determined, taking into account: (i) the field in which the Company operates, (ii) comparison with companies of a similar size with global operations and structure of a similar magnitude, whether listed for trading in Israel or overseas, or privately-held, and (iii) the contribution and active involvement in the business of the Company. Such compensation may be paid to the Director or to a company controlled by such Director.

8.5 The Company shall reimburse, or cover in advance for, its Non-Management Directors, expenses (including travel expenses) incurred in connection with attending meetings of the Board and its committees or performing other services for the Company in their capacity as Non-Management Directors in accordance with this Policy and Israeli law.

8.6 Non-Management Directors (other than External Directors, whose compensation is fixed in accordance with the Companies Law regulations) who provide additional professional and/or consulting services outside of their capacity as Non-Management Directors may be entitled to additional compensation as shall be determined by the Company, consisting of: (i) management or consulting fees, and/or (ii) annual cash bonus.

8.7 Mr. Dilip Shanghvi (a Director and Chairman of the Board) and Mr. Sudhir Valia (a Director) are eligible to participate in the Company’s annual cash bonus plan based upon the Company’s achievement of defined performance objectives, subject to the receipt of all approvals required by applicable law and to the terms of this Compensation Policy.

8.7.1 The Target Bonus for Mr. Dilip Shanghvi shall be equal to one hundred percent (100%) of his annual director fee.

8.7.2 The Bonus for Mr. Dilip Shanghvi will be based one hundred percent (100%) on Company Performance.

8.7.3 The Target Bonus for Mr. Sudhir Valia shall be equal to one hundred percent (100%) of his annual director fee.

8.7.4 The Bonus for Mr. Sudhir Valia will be based one hundred percent (100%) on Company Performance.

8.7.5 The Bonuses that may be paid to Mr. Dilip Shanghvi and Mr. Sudhir Valia shall be determined in accordance with same process for Management Office Holders set forth in Section 6.5.9 of this Policy.

9. Clawback/Recoupment

9.1 Notwithstanding anything contained herein to the contrary, the Company shall have the authority to recover all or a portion of any compensation paid to an Office Holder that was paid on the basis of financial data included in its financial statements, in any Performance Period, that were found to be inaccurate and were subsequently restated.

9.2 In such event, the Company will seek reimbursement from the Office Holder to the extent such Office Holder would not have been entitled to all or a portion of such compensation, based on the financial data included in the restated financial statements. The Compensation Committee will be responsible for approving the amounts to be recouped and for setting terms for such recoupment from time to time.

10. Withholding Obligations

10.1 Any tax consequences arising from any grant or payment of any cash compensation award or from any other event or act of the Company hereunder shall be borne solely by the Office Holder. The Company shall withhold taxes according to the requirements under the applicable laws, rules, and regulations.

11. No Limitation on Compensation

11.1 Subject to receipt of the requisite approvals under the Companies Law, nothing in this Policy shall be construed to limit the right of the Company to establish other incentive plans or to pay compensation to its employees, Office Holders (including Directors) in cash or property, that are aimed at the achievement of short and/or long-term Company objectives, in a manner that is not expressly authorized under this Policy.

12. Office Holders Insurance, Indemnification and Exemption.

12.1 The Company may exempt its Office Holders from liability and provide them with indemnification to the fullest extent permitted by law and its Articles of Association, and may provide them with indemnification and release agreement providing for same. In addition, the Company’s Office Holders may be covered by the Company’s directors’ and officers’ liability insurance policies. The coverage under the Company’s directors’ and officers’ liability insurance policies — both per claim and in the aggregate— will be no more than $100 million, in the aggregate, including directors’ and officers’ insurance coverage, any Side A -DIC policy covering directors and officers individually or any other type of directors’ and officers’ liability insurance. The coverage, including the limit of liability, the premiums and the deductibles, and each extension or renewal of such coverage, shall be approved by the Committee (and, if required by law, by the Board) which shall determine that (x) the total amount of the coverage is reasonable considering the Company’s exposures, the scope of coverage and the market conditions, and (y) the amounts of the premiums and the deductibles for such insurance coverage reflect then-current market conditions and shall not materially affect the Company’s profitability, assets or liabilities.

12.2 The Committee and the Board may review, from time to time, the Company’s indemnification and release agreements and its directors’ and officers’ liability insurance policies, in order to ascertain whether they provide appropriate coverage. However, the Committee and the Board will not be obligated to recommend amendments to the Company’s Articles of Association or to its indemnification and release agreements, nor shall they be required to recommend procurement of additional insurance for Office Holders.

13. Reliance on Reports

13.1 Each member of the Compensation Committee and each member of the Board shall be fully justified in relying, acting or failing to act, and shall not be liable for having so relied, acted, or failed to act in good faith, upon any report made by the independent public accountants of the Company and upon any information furnished in connection with the Compensation Policy by any person or persons other than such member.

14. Processes for the supervision and control of the Compensation Policy.

14.1 The responsibility for determining the rules for interpreting the Compensation Policy, the control thereof and the updating thereof shall rest with the Compensation Committee and the Board, based on the Compensation Committee’s recommendations.

14.2 The Compensation Committee shall periodically review the Policy and monitor its implementation, and recommend to the Board and shareholders to amend the Policy as it deems necessary from time to time.

14.3 Other than as permitted otherwise under the Companies Law, the approval of compensation for an Office Holder shall be determined by the Compensation Committee, and subsequently approved by the Board; the Company shall be subject to any existing and future provision of applicable law which relates to the Compensation Policy of the Company. Further to the foregoing, it is hereby clarified that in case of any amendment made to provisions of the Companies Law and any other applicable rules and regulations in a manner that will facilitate the Company’s ability to more readily approve or pay Office Holder compensation, the Company shall be entitled to follow those provisions even if they contradict the principles of this Compensation Policy.

14.4 The Compensation Committee and the Board of the Company based on the Committee’s recommendations shall reserve the possibility of reducing the variable components or setting maximum amounts with respect thereto, provided that these changes shall be in accordance with the considerations and the criteria which have been set forth in Section 2 above, according to law and subject to the circumstances of the matter.

14.5 Stringent control procedures shall be exercised in order to ensure that the Compensation Policy is appropriately implemented.